EXHIBIT 13.1

TTW: TV Commercial Script California Tequila, Inc.

1.	Commercial 15 seconds

Gamarra Speaking: “You know you ask yourself; why are all these celebrities going into the tequila business?”

Gamarra Speaking: “After 20 million dollars in Historic sales.”

Gamarra Speaking: “I’ve turned them all down. Too be with you.”

Words Under Video: Ricardo Gamarra, CEO and Founder, AsomBroso

2.	Commercial 30 seconds

Gamarra Speaking: “Hi I’m Riccardo Gamarra Founder and CEO of AsomBroso Tequila and I have some exciting news.”

Gamarra Speaking: “You know you ask yourself; why are all these celebrities going into the tequila business?”

Gamarra Speaking: “I've been approached by celebrity icons in the film, music and sports industries.”

Gamarra Speaking: “After 20 million dollars in Historic sales. I've turned them all down to be with you.”

Words Under Video: Ricardo Gamarra, CEO and Founder, AsomBroso